Sprott Physical Platinum and Palladium Trust – 6-K

Exhibit 99.1

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

Amendment No. 2 to the Amended and Restated

Sales Agreement

September 9, 2024

Cantor Fitzgerald & Co.

110 E 59th Street

New York, NY 10022

Virtu Americas LLC

1633 Broadway

New York, NY 10019

Virtu Canada Corp.

222 Bay Street, Suite 1720

Toronto, ON M5K 1B7

Ladies and Gentlemen:

Reference is made to the Amended and Restated Sales Agreement, dated October 21, 2020, including the Schedules thereto, as amended on August 16, 2022 (the “Sales Agreement”), by and among Sprott Physical Platinum and Palladium Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”), Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), and Cantor Fitzgerald & Co., Virtu Americas LLC and Virtu Canada Corp. (the “Agents”), pursuant to which the Company agreed to sell through the Agents, as sales agents, units of the Trust. All capitalized terms used in this Amendment No. 2 to the Sales Agreement (this “Amendment”) among the Trust, the Manager, and the Agents and not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement. The Trust, the Manager, and the Agents agree as follows:

A.                    Amendments to Sales Agreement. On the date hereof (the “Amendment Date”), the Sales Agreement is amended as follows:

1.                    The fourth paragraph of Section 1 shall be replaced in its entirety with:

“The Trust may file one or more additional registration statements from time to time that will contain a Base Prospectus (as defined below) and related prospectus, if applicable (which shall be a Prospectus (as defined below)), with respect to the Placement Units. The registration statement(s) on Form F-10, including the information (if any) deemed to be a part of such registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission, is hereinafter called the “Base Prospectus”. For purposes of this Agreement, “Prospectus” means the final prospectus supplement relating to the offering of the Placement Units, together with the Base Prospectus, filed with the Commission pursuant to General Instruction II.L. of Form F-10 in accordance with Section 7(w) hereof. As used herein, the terms “Registration Statement”, “Base Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the relevant time.”

2.                     The first sentence of Section 5(b) shall be replaced in its entirety with:

“Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Units will occur on the first (1st) Trading Day (or such earlier date as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”).

3.                    References to “date of this Agreement” shall mean September 9, 2024.

4.                    Section 13 shall be replaced in its entirety with the following:

“ Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Agents, shall be delivered to:

Cantor Fitzgerald & Co.

110 E 59th Street

New York, NY 10022

Attention: Capital Markets

Facsimile: (212) 307-3730

and

Virtu Americas LLC

1633 Broadway

New York, NY 10019

Attention: Virtu Capital Markets

and

Virtu Canada Corp.

222 Bay Street, Suite 1720

Toronto, ON M5K 1B7

with a copy (which shall not constitute notice) to:

Cantor Fitzgerald & Co.

110 E 59th Street

New York, NY 10022

Attention: General Counsel

Facsimile: (212) 829-4708

and

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention: Daniel I. Goldberg, Esq.

Facsimile: (212) 479-6275

and

Borden Ladner Gervais LLP

Bay Adelaide Centre, East Tower, Suite 3400

22 Adelaide St W

Toronto, ON M5H 4E3

Attention: Ben Keen

Facsimile: (416) 367-6749

and if to the Trust or Manager, shall be delivered to:

Sprott Physical Gold Trust/Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Attention: Arthur Einav/ Lara Misner

And with a copy (which shall not constitute notice) to:

Seward & Kissel LLP

901 K Street N.W., 8th Floor

Washington DC 20001

Attention: Anthony Tu-Sekine

Facsimile: 202-737-5184

and

Stikeman Elliott LLP

5300 Commerce Court West, 199 Bay Street

Toronto, Ontario M5L 1B9

Attention: J.R. Laffin

Facsimile: (416) 869-5289

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which each Exchange and commercial banks in the City of New York are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 13 if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.”

B.                     Canadian Base Prospectus. The parties hereto acknowledge that any reference to the Canadian Base Prospectus in the Sales Agreement shall refer to the final short form base shelf prospectus dated September 6, 2024, or any subsequent final short form base shelf prospectus, filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures.

C.                    Shelf Securities. The parties hereto acknowledge that any reference to Shelf Securities in the Sales Agreement shall refer to the Units qualified by the Canadian Base Prospectus.

D.                    Notwithstanding anything to the contrary contained herein, this Amendment shall not have any effect on the terms of the Sales Agreement prior to date of this Amendment, and the rights and obligations of the parties thereunder, including, without limitation, the representations, warranties and agreements (including the indemnification and contribution provisions), as well as the definitions of “Registration Statement,” “Base Prospectus,” “and “Prospectus,” contained in the Sales Agreement.

E.                    No Other Amendments. Except as set forth herein, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

F.                    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or electronic transmission of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).

G.                    Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

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If the foregoing correctly sets forth the understanding among us, please so indicate in the space provided below for that purpose.

Very truly yours,

SPROTT PHYSICAL PLATINUM AND paLLdium TRUST By its manager, Sprott Asset Management LP By its general partner, Sprott Asset Management GP Inc.

By:	/s/ John Ciampaglia
Name: John Ciampaglia Title: Chief Executive Officer

SPROTT ASSET MANAGEMENT LP By its general partner, Sprott Asset Management GP Inc.

By:	/s/ John Ciampaglia
Name: John Ciampaglia
Title: Chief Executive Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	/s/ Sameer Vasudev
Name: Sameer Vasudev
Title: Managing Director

VIRTU AMERICAS LLC

By:	/s/ Joshua R. Feldman
Name: Joshua R. Feldman
Title: Managing Director

VIRTU CANADA CORP.

By:	/s/ Ryan Quattrini
Name: Ryan Quattrini
Title: CFO